Valneva Announces New IXIARO® Supply Contract with the U.S. Government Worth a Minimum of $32.8 Million

Saint Herblain (France), January 30, 2025 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced the signing of a new $32.8 million contract with the United States (U.S.) Department of Defense (DoD) for the supply of its Japanese encephalitis (JE) vaccine, IXIARO®.

Under this new one-year contract, the DoD will buy a minimum of $32.8 million worth of IXIARO® vaccines and has the possibility to purchase additional doses during the coming twelve months. Deliveries of IXIARO® doses have continued in 2024 under the supply contract signed in September 20231. The new contract will commence immediately.

Dipal Patel, Chief Commercial Officer of Valneva commented, “We are honored to continue our long-term relationship with the DoD. The U.S. military has trusted IXIARO® for over ten years to help protect military personnel, their families, civilian government service personnel, and government contractors from this potentially deadly disease.”

IXIARO® is the only JE vaccine approved by the U.S. Food and Drug Administration (FDA), having been developed through a cooperative research and development agreement with the Walter Reed Army Institute of Research. In the U.S., Valneva markets and distributes IXIARO® directly to the military and private travel market.

About IXIARO®/JESPECT®
Valneva’s Japanese encephalitis vaccine is indicated for active immunization for the prevention of the disease for people who travel to, or live in, endemic areas. It has received marketing approval in the U.S., Europe, Canada, Hong Kong, Singapore, and Israel under the trade name IXIARO® and in Australia and New Zealand where it is marketed as JESPECT®. It is the only vaccine available to the U.S. military for Japanese Encephalitis. IXIARO® is approved for use in individuals two months of age and older in the U.S. and EU member states, Canada, Norway, Liechtenstein, Iceland, Singapore, Hong Kong, Japan, the Republic of Korea and Israel. In all other licensed territories, IXIARO®/JESPECT® is indicated for use in persons aged 18 years or more.

About Japanese Encephalitis
Japanese encephalitis is a deadly infectious disease found mainly in Asia. About 70,000 cases of JE are estimated to occur in Asia each year, although the actual number of cases is likely much higher due to underreporting in rural areas. JE is fatal in approximately 30 percent of those who show symptoms, and leaves half of survivors with permanent brain damage. The disease is endemic in Southeast Asia, India and China, a region with a population of more than three billion. In 2005, JE killed more than 1,200 children in only one month during an epidemic outbreak in Uttar Pradesh, India, and Nepal.

About Valneva SE
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions.
1 Valneva Announces New IXIARO® Supply Contract with the U.S. Government Worth a Minimum of $32 Million - Valneva

We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines, including the world’s first and only chikungunya vaccine, as well as certain third-party vaccines.

Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, the world’s most clinically advanced tetravalent Shigella vaccine candidate, as well as vaccine candidates against the Zika virus and other global public health threats. More information is available at www.valneva.com.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Forward-Looking Statements
This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to business partnerships and the progress, timing, results and completion of technology transfer and regulatory approvals in additional markets. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be sustained in the future. In some cases, you can identify forward-looking statements by words such as “could,” “should,” “may,” “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “targets,” or similar words. These forward-looking statements are based largely on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties and delays involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, and the ability to obtain or maintain patent or other proprietary intellectual property protection. Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made in this press release will in fact be realized. Valneva is providing this information as of the date of this press release and disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.